Filed by Ligand Pharmaceuticals Incorporated

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Ligand Pharmaceuticals Incorporated

Commission File No: 001-33093

Ligand Contacts:
Ligand Pharmaceuticals Incorporated John L. Higgins, President and CEO Erika Luib, Investor Relations (858) 550-7896	Lippert/Heilshorn & Associates Don Markley dmarkley@lhai.com (310) 691-7100

Ligand Updates License Agreement with Exelixis

SAN DIEGO (November 2, 2009) – Ligand Pharmaceuticals Incorporated (NASDAQ: LGND) has amended its license agreement with Exelixis, Inc. (NASDAQ: EXEL) as a result of which Ligand is now entitled to receive royalties on net sales of future products from a mineralocorticoid receptor program and a one-time $75,000 payment for providing access to certain patent rights. Also, as a result of Ligand’s settlement with Salk last year, the amendment eliminated certain minimum annual royalties that may have been payable by Exelixis.

The agreement originated in 1999 when Ligand invested in and licensed certain technologies to X-Ceptor, a private company subsequently acquired by Exelixis. As a result of the amendment, Ligand is now entitled to receive a royalty for the mineralocorticoid receptor program in preclinical studies targeting metabolic disease that Exelixis previously partnered with Daiichi Sankyo.

About Ligand Pharmaceuticals

Ligand discovers and develops new drugs that address critical unmet medical needs of patients with muscle wasting, frailty, hormone-related diseases, osteoporosis, inflammatory diseases, anemia, asthma, rheumatoid arthritis and psoriasis. Ligand’s proprietary drug discovery and development programs are based on advanced cell-based assays, gene-expression tools, ultra-high throughput screening and one of the world’s largest combinatorial chemical libraries. Ligand has strategic alliances with major pharmaceutical and biotechnology companies, including Bristol-Myers Squibb, Celgene, Cephalon, GlaxoSmithKline, Schering-Plough, Pfizer and Wyeth Pharmaceuticals. With nine pharmaceutical agreements and more than 20 molecules in various stages of development, Ligand utilizes proprietary technologies for identifying drugs with novel receptor and enzyme drug targets.

Forward-Looking Statements

This release contains forward-looking statements that involve risks and uncertainties. Ligand caution readers that any forward-looking information is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Words such as “expect,” “estimate,” “project,” “potential,” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, the expected receipt of cash and/or royalty payments from Exelixis under the license agreement, statements about the benefits of the transaction between Ligand and Exelixis or about Ligand’s technology or intellectual property, and other statements that are not historical facts. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are the risks that Exelixis will not make any future payments under the license agreement or that any payments it makes may be made in smaller amounts or later than expected. Exelixis’ product candidates may have unexpected adverse side effects or inadequate therapeutic efficacy; and positive results in clinical trials may not be sufficient to obtain FDA approval. There can be no assurance that any product in Ligand’s or Exelixis’ product pipeline will be successfully developed or manufactured, that final results of clinical studies will be supportive of regulatory approvals required to market licensed products, or that any of the forward-looking information provided herein will be proven accurate. Additional important factors that may affect future results are detailed in Ligand’s filings with the Securities and Exchange Commission (the “SEC”), including the company’s recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Ligand disclaims any intent or obligation to update these forward-looking statements beyond the date of this release.

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